Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades Expands its Tissue Paper Activities on the West Coast

The company announces plans for a second paper machine at its Oregon plant

KINGSEY FALLS, Québec, September 19th, 2013 – Cascades Inc (TSX: CAS), a North American leader in the recovery and manufacturing of green packaging and tissue paper products, announces plans to install a second paper machine at its plant in St. Helens, Oregon. The project will be realised thru the acquisition of the specialty paper machine previously operated by Boise which is located adjacent to Cascades existing tissue machine. This machine will be reconfigured to produce 55,000 tons of tissue paper annually bringing the total tissue paper capacity of the St. Helens’ site to 120,000 tons annually. Total cost of the project is estimated to be $35 million and start-up is planned for the fourth quarter of 2014.

A Strategic Location to Better Serve its Customers

In commenting on this project Ms. Suzanne Blanchet, President and CEO of Cascades Tissue Group, stated “We have targeted the West Coast as an area of growth for us. This machine will manufacture hand towels and napkins for the Away-from-Home market. The retrofitting of an existing machine will allow us to bring the additional capacity to this market at a reduced capital cost and on a faster timeline than if we were to build a new machine. Moreover, the addition of a second machine will allow us to improve the overall operating efficiency of the St. Helen’s operation as a whole.”

Mr. Mario Plourde, President and CEO of Cascades Inc., added “This investment fits perfectly with our stated strategic objective of prioritising investments in the tissue and packaging sectors. The addition of this machine combined with other ongoing projects will further strengthen Cascades growing position in the North American tissue market.”

Bolstering the Labor Force

The existing labor force being able to operate and maintain the new machinery was a key reason for the decision to locate in St. Helens. This new line is expected to add 29 new jobs over the coming year and help preserve 59 existing jobs at the mill.

Senator Betsy Johnson said “Since the announcement of the loss of jobs at the paper mill, State Representative Brad Witt and I have been using all the tools at our disposal to save these jobs. We are very happy that Cascades is expanding its operations in St. Helens.”

Robert Blumberg, Board President, Columbia County Economic Team (CCET), added “We are proud of our joint efforts to expand Cascades operations in St. Helens. Business retention and expansion is one of the main goals of the CCET.”

Cascades Tissue Group, a division of Cascades Canada ULC is the fourth largest manufacturer of tissue paper in North America. Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fiber. The company employs more than 12,000 men and women, who work in more than 100 units located in North America and Europe. With its management philosophy, close to half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media Hugo D’Amours Vice-President, Public Affairs and Communications Cascades Inc. 418 573-2348 hugo_damours@cascades.com	Investors Riko Gaudreault Director, Investor Relations Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Source

Suzanne Blanchet

President and Chief Executive Officer

Cascades Tissue Group, a Division of Cascades Canada ULC

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